LASALLE HOTEL

PROPERTIES

October 12, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Kevin Woody, Branch Chief

Re:	LaSalle Hotel Properties

Form 10-K for Fiscal Year Ended December 31, 2009 (Filed on February 25, 2010)

Definitive Proxy Statement (Filed on March 11, 2010)

File No. 001-14045

Dear Mr. Woody:

This correspondence is our response to your comment letter dated September 20, 2010, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 25, 2010, and our definitive proxy statement on Schedule 14A filed on March 11, 2010. For your convenience, we reproduced each of your comments before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3 BETHESDA CENTER, SUITE 1200, BETHESDA, MD 20814

TEL 301.941.1500 FAX 301.941.1553

Securities and Exchange Commission

October 12, 2010

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003, or me at (301) 941-1512.

Sincerely,

LaSalle Hotel Properties

/s/ Hans S. Weger
Hans S. Weger, Chief Financial Officer

cc:	Securities and Exchange Commission

    Jennifer Monick, Senior Staff Accountant

    Sonia Barros, Special Counsel

    Phil Rothenberg, Attorney Advisor

DLA Piper LLP (US)

    Jeffrey M. Sullivan

KPMG LLP

    Anthony L. Circolone

Annex A

Form 10-K for year ended December 31, 2009

Item 2. Properties, page 14

1. In future filings, please include an annual schedule of lease expirations for ten years beginning with your current fiscal year. The schedule should include the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Response: We respectfully observe that we not believe that the expirations of our intercompany leases or of our de minimus third-party retail space leases are material to our investors.

Effective January 1, 2009, the leases for all of our hotel properties are intercompany leases that eliminate in the consolidation of our financial statements and that are between (a) our operating partnership or one of its subsidiaries and (b) our wholly owned taxable real estate investment trust subsidiary or one of its subsidiaries. In addition, please note our existing disclosure on page 2 of our annual report on Form 10-K for the year ended December 31, 2009, stating that all of the hotel leases expire between 2010 and 2014.

Certain of our hotel properties include retail space leased to third parties. Our revenue from such leases for fiscal year 2009 was approximately $6.4 million, compared to our total revenue of approximately $607 million, or approximately 1.05% of our total revenue. Accordingly, we believe that the leases to third parties are de minimus in the context of our operating results.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investment In Hotel and Development Properties, page 23

2. Please expand your disclosure to include greater detail of what management considers when determining if there are any facts and circumstances indicating impairment to your properties. In addition, please disclose the major assumptions used in preparing an estimate of the undiscounted future cash flows and sensitivity of those assumptions.

Response: In response to your comment, in our future annual reports on Form 10-K, we will include the following disclosure:

“We analyze our hotels and development property for impairment at the end of each reporting period or as events and circumstances dictate throughout the year. We consider a property potentially to be impaired when the sum of estimated future undiscounted cash flows over our estimated remaining holding period is less than the carrying amount of a property.

At the end of each reporting period, we assess whether any quantitative or qualitative triggering events have occurred in relation to a property. Examples of situations considered to be triggering events include:

•	a substantial decline in operating cash flows during the period;

•	a current or projected loss from operations;

•	a significant cost accumulation above the original acquisition/development estimate;

•	a change in plan to sell the property prior to the end of its useful life or holding period;

•	a significant decrease in market price not in line with general market trends;

•	and any other quantitative or qualitative events deemed significant by our management or our board of trustees.

If the presence of one or more triggering events as described above is identified at the end of a reporting period or throughout the year with respect to a hotel or development property, we perform a recoverability test. In doing so, we compare an estimate of undiscounted future cash flows over our estimated remaining holding period to the carrying amount of the hotel or development property.

If the results of a recoverability analysis indicate that the carrying amount of a hotel or development property exceeds the estimated future undiscounted cash flows, impairment is indicated. Upon presentation to, discussion with, and approval from our board of trustees, an impairment charge is recorded equal to the excess of the carrying value of the hotel or development property over the fair value. When performing a recoverability test or estimating the fair value of a property, we make certain assumptions including consideration of:

•	projected operating cash flows – considering factors such as booking pace, growth rates, occupancy, room rates, property-specific operating costs and future capital expenditures;

•	projected costs and dates of completed construction and grand opening (for a development property);

•	the likelihood of completion of construction activity (for a development property);

•	projected cash flows from the eventual disposition of the hotel or development property based upon our estimation of a property-specific capitalization rate;

•	property-specific discount rate; and

•	comparable selling prices.”

We respectfully note that we do not believe that disclosure of the sensitivity of particular assumptions would be meaningful to our investors given the number and nature of assumptions that are incorporated by our management in our analysis.

3. In light of the decrease in occupancy, ADR, and RevPar from 2008 to 2009 and the temporary suspension of redevelopment activity on your 330 N. Wabash Avenue property, please tell us how you determined that there are not any facts or circumstances indicating impairment in the carrying value of any of your hotels or development property.

Response: Our management followed our impairment policy detailed in our response to comment 2 above, and no impairment of our 330 N. Wabash property or any of our other properties was indicated. Furthermore, our management’s projections include assumptions that the recent economic downturn is temporary and that the travel industry will recover. Additionally, all of our properties are in geographically desirable major markets where properties tend to hold value better than in other markets.

Regarding our 330 N. Wabash Avenue property, though redevelopment activity has been temporarily suspended, we expect to resume redevelopment of the property into a hotel. We made our best estimate of the asset’s value in use, considering our continued expectations to develop the property, by preparing undiscounted cash flow analyses on the expected cash flows of the completed property using several possible opening dates. Based upon the probabilities of the expected outcomes, the estimated recoverable value exceeded the carrying value; thus, impairment was not indicated.

Exhibit Index, page 46

4. It appears that one of the exhibits that you have filed with the Form 10-K and listed in the exhibit index itself omits a schedule to the filed exhibit. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please explain to us why Exhibit 10.32 omits from it a schedule that is part of the filed exhibit. Alternatively, please refile a complete copy of Exhibit 10.32.

Response: We will re-file Exhibit 10.32 with the omitted schedule.

Schedule 14A filed March 11, 2010

General

5. In future filings, please provide the disclosure called for by Item 404 of Regulation S-K. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Response: We respectfully note our disclosure on page 9 of the proxy statement in the first full paragraph under the subheading “Compensation Committee.” We believe our disclosure is responsive to paragraph (b) of Item 404 of Regulation S-K. We also respectfully note that we are not aware of any disclosure that was required to be included in our proxy statement pursuant to the other paragraphs of Item 404 of Regulation S-K. For example, we are not aware of any transaction involving us that was required to be disclosed in our proxy statement pursuant to paragraph (a) of Item 404 of Regulation S-K. We undertake to provide all disclosure required by Item 404 of Regulation S-K in our applicable filings with the Commission.

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response: In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, we considered whether any of our compensation policies and practices created risks reasonably likely to have a material adverse effect on us. This consideration involved a review of our compensation program, discussions with our counsel, identification of features potentially encouraging inappropriate risk taking and identification of factors mitigating the risks.

We concluded that the risks arising from our compensation policies and practices were not reasonably likely to have a material adverse effect on us based on the following:

•

Our compensation committee oversees our compensation policies and practices, including reviewing and approving executive officer base salaries and annual cash incentive bonus programs and time-based and performance-based restricted share awards.

•	Our annual cash incentive bonus program and performance-based restricted share awards are based on performance goals aligned with our overall business objectives.

•

A large portion of the compensation to our executive officers and other employees is in the form of equity awards, which may encourage actions for long-term shareholder value, rather than short-term risk taking. In addition, most of our outstanding performance-based restricted share awards are subject to significant additional time-based vesting after performance criteria are measured and the award amount determined.

•	We have an established code of business conduct and ethics that informs our compensation policies and practices and may influence the behavior of our executive officers and other employees.

We respectfully observe that the adopting release with respect to Item 402(s) of Regulation S-K states: “We believe an approach consistent with our prior practice is appropriate and the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”1 As a result, we have not included disclosure in response to Item 402(s) of Regulation S-K.

[1]	Proxy Disclosure Enhancements, SEC Rel. No. 33-9089 (Dec. 16, 2009) at 17, 74 Fed. Reg. 68,338 (Dec. 23, 2009)

Executive Officer Compensation, page 17

Peer Groups, page 19

7. We note that in May 2009, Towers Watson prepared a report for the Compensation Committee comparing your named Executive Officers’ compensation to that of a sample of 25 public real estate companies which were comparable to you in total enterprise value and a group of five public lodging REITs. Please identify the compensation components that were used in this comparison as well as how this report of Towers Watson was used by the Compensation Committee in setting compensation of the Named Executive Officers. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Response: In response to your comment, in our proxy statement for next year’s annual meeting of our shareholders, we will disclose that the Towers Watson report included the following compensation components for the sample of public lodging REITs and other real estate companies: (a) base salary, (b) target total cash compensation, (c) actual total cash compensation, (d) long-term incentives, (e) target total direct compensation and (f) actual total direct compensation. We will also include in the section you identified (“Peer Groups”) the following, which is based on existing disclosure in our proxy statement on page 22 with respect to base salaries and is applicable to how the Compensation Committee generally used the Towers Watson report with respect to setting all compensation components, not merely base salary:

“The compensation of the Company’s Named Executive Officers was determined by the Compensation Committee in the context of the comparisons and reviews contained in the report, but the Compensation Committee did not seek to set compensation of the Named Executive Officers to a particular percentile of the peer compensation or any single component thereof, such as compensation such as base salary, total cash compensation, incentive compensation or total direct compensation. Instead, the Committee reviewed the compensation information to inform itself of the compensation amounts paid by the Company’s competitors to their executive officers and therefore required for executive officer recruitment and retention.”

Base Salary, page 21

8. You disclose that your Compensation Committee considers the financial and business performance of you in an absolute sense and relative to its peers and that when evaluating your financial and business performance, the Compensation Committee considers your FFO performance and your total return over various periods. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Response: In the section that you reference, our proxy statement discusses comparatively our total return for (a) the period from our initial public offering in 1998 through December 2009, (b) the period of 2005 to 2009 and (c) the period from 2007 to 2009. In response to your comment, in our proxy statement for next year’s annual meeting of our shareholders, we will additionally disclose (with appropriate changes reflecting that the disclosure will address fiscal year 2010) that our total return for the period from our initial public offering in 1998 through December 2009 was 127.63%, our total return for the period of 2005 to 2009 (18.57%)%, and our total return for the period from 2007 to 2009 (47.25%).

Annual Cash Incentive Bonus, page 23

9. You disclose that due to concerns regarding competitiveness, the Compensation Committee set the maximum annual cash incentive bonus at 200% of target levels for 2009. Please disclose what factors the Compensation Committee looked at in determining that the 200% was competitive. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Response: In response to your comment, we will add the following disclosure in our proxy statement for next year’s annual meeting of our shareholders (with appropriate changes reflecting that the disclosure will address fiscal year 2010):

“The Compensation Committee’s consideration of the competitiveness of the target levels included:

•	the anticipated succession of Mr. Bortz and the resulting heightened need for the Company to retain its other experienced executive officers,

•	the target and actual cash compensation excluding base salary for executive officers at other publicly-traded real estate companies (as described in the 2009 report by Towers Watson), and

•	the overall target and actual cash compensation including base salary for executive officers at other publicly-traded real estate companies (also as described in the 2009 report by Towers Watson).”

10. Please disclose the management business objectives (“MBOs”) for each of your NEOs as well as whether or not each of your NEOs achieved such MBOs, how such determinations were made and by whom. Please also disclose goal and actual results for your Comparable FFO per share performance relative to a budget scale approved annually by the Board of Trustees and your Comparable FFO per share growth relative to the Comparable FFO per share growth of a pre-selected peer group consisting of the six publicly-traded hotel REITs. Finally, please explain how each of the percentages disclosed in the last paragraph on page 24 were computed. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address these issues.

Response: In response to your comment, in our proxy statement for next year’s annual meeting of our shareholders, we will revise the disclosure on page 24 beginning with the second full paragraph as follows (with appropriate changes reflecting that the disclosure will address fiscal year 2010):

“The annual cash incentive bonus formula number consists of the following three nominal components: (i) 25% of each target annual cash incentive bonus is based on management’s achievement of the MBOs, as determined in the discretion of the Compensation Committee;

(ii) 50% of each target annual cash incentive bonus is based on the Company’s Comparable FFO per share performance (“Comparable FFO”) relative to a budget scale approved annually by the Board of Trustees; and (iii) 25% of each target annual cash incentive bonus is based upon the Company’s per-share Comparable FFO growth relative to the per-share Comparable FFO growth of a pre-selected peer group. Greater or less than the nominal amount may be awarded pursuant to any of the components, and caps and limitations apply. For example, an amount no more than 25% of the target bonus may be awarded pursuant to the third component if the Company reduced its dividend rate compared to the prior fiscal year (unless otherwise determined by the Board of Trustees or the Compensation Committee).

Management Business Objectives. Twenty-five percent of each target annual cash incentive bonus is nominally based on management’s achievement of the MBOs. MBOs vary each year and may include goals such as causing a hotel property to achieve a revenue per available room at or above a specified percentage of the prevailing revenue per available room for comparable hotel properties in the market; completion of hotel renovations by a certain date and/or at certain budget levels; working with hotel managers to implement cost savings at target levels; increasing non-room revenues at resort properties; evaluating alternative financing and acquisition structures; evaluating and pursuing acquisition and growth opportunities; effectively executing material financial, accounting, compliance and communication responsibilities; and developing long-term strategic plans for specific hotel properties.

Achievement of the MBOs for a given fiscal year is determined for the executive officers as a group and not on an individual officer basis. Similarly, achievement is considered in totality of the MBOs and, in some cases, requires a subjective analysis of the goals rather than a mathematical measurement of performance. In addition, even in the case of MBOs that are amenable to objective measurement, achievement is not necessarily a pass or fail construct. For example, the Compensation Committee may consider how much progress was made toward meeting an objective performance standard or by how much a standard was surpassed. Accordingly, overall achievement of the MBOs is a reasoned judgment made by the Compensation Committee based on the facts and circumstances prevailing at the time of the determination and including conversations among the executive officers and the Compensation Committee.

Comparable FFO Compared to Budget FFO. Fifty percent of each target annual cash incentive bonus is nominally based on the Company’s Comparable FFO relative to a budget scale. The budget scale for fiscal year 2009 approved by the Board of Trustees and the Compensation Committee was based on a budget goal of $1.41 per outstanding common share. The Compensation Committee determined that the Company’s Comparable FFO and the budget goal would be calculated to eliminate the effect of income and expenses associated with the transition of the management of the Company’s Seaview property, certain property preopening expenses and the costs associated with Mr. Bortz resigning from the Company and the reimbursement of Mr. Young’s costs of relocate to Bethesda, Maryland.

Pursuant to the budget FFO component of the bonus program, if Comparable FFO equaled budget FFO, the targeted 50 percentage points would be earned. In general, for every percentage point by which the Comparable FFO is greater than or less than the budget FFO, four percentage points are added or subtracted, respectively, from the targeted 50 percentage points. For example, if budget FFO were $1.00 and Comparable FFO were $0.885, or 12.5% below budget FFO, then none of the potential 50 percentage points of the bonus component would be awarded. As another example, if Comparable FFO were $1.02 and budget FFO were $1.00, or 2.0% above budget FFO, then eight percentage points would be added to the targeted 50 percentage points, and an amount equal to 58% of the target bonus would be awarded pursuant to this component. For fiscal year 2009, the Compensation Committee determined the Company’s Comparable FFO was approximately $1.51, or 4.3% greater than budget FFO.

Relative Per-Share Comparable FFO Growth. Twenty-five percent of each target annual cash incentive bonus is nominally based upon the Company’s per-share Comparable FFO growth relative to the per-share Comparable FFO growth of six publicly-traded hotel REITs. The basis of the comparison is the percentage difference in Comparable FFO per share, calculated based on each company’s published 2008 and 2009 FFO per share, after adjustment for any expenses related to terminating leases and impairment charges. The Compensation Committee in its discretion may further adjust Comparable FFO or the Company’s Comparable FFO for one-time expenses incurred by companies in the peer group or the Company.

Pursuant to the relative per-share Comparable FFO growth component of the bonus program, if the per-share Comparable FFO growth of the Company equaled the average per-share Comparable FFO growth of the six peer companies, the targeted 25 percentage points would be earned. In general, for every percentage point by which the per-share Comparable FFO growth is greater than or less than the average per-share Comparable FFO for the six peer companies, two percentage points are added or subtracted, respectively, from the targeted 25 percentage points. For example, if the average per-share Comparable FFO growth of the six peer companies were 5% and the per-share Comparable FFO growth of the Company were 8%, or three percentage points greater, then six percentage points would be added to the targeted 25 percentage points, and an amount equal to 31% of the target bonus would be awarded pursuant to this component.

For fiscal year 2009, the peer group consisted of the following six publicly-traded hotel REITs:

•	Ashford Hospitality Trust, Inc.

•	DiamondRock Hospitality Company

•	FelCor Lodging Trust Incorporated

•	Strategic Hotels & Resorts, Inc.

•	Sunstone Hotel Investors, Inc.

•	Host Hotels & Resorts, Inc.

The table below shows information about the Comparable FFO of the Company and the average Comparable FFO of the six peer group companies, as determined by the Compensation Committee for purposes of the annual cash incentive bonus program.

Company	2008 Comparable FFO/Share	2009 Comparable FFO/Share	Change
Peer Group Average	$2.79	$0.63	(67.3%)
LaSalle Hotel Company	$3.09	$1.51	(51.1%)
Difference (in percentage points)			16.2

Calculation of the Bonus. For 2009, the absolute calculation of the annual cash incentive bonus was 100% of the target bonus. Excluding the effect of all caps and limitations, the calculation of the annual cash incentive bonus was 149.6%. With respect to the specific formula components for 2009, the Named Executive Officers achieved: (i) the MBOs determined by the Compensation Committee (25% of the target bonus); (ii) the Comparable FFO goal outlined by the Committee (67.1% of the target bonus) and (iii) a majority of the Company’s Comparable FFO per share performance goal relative to a budget scale approved by the Board of Trustees (57.5% of the target bonus). Taken together, the sum of these components equals 149.6%. However, under the terms and conditions of the annual cash incentive bonus program, the following two factors operated to cap the bonus amounts to 100% of the target bonus: (i) the Company’s negative per share FFO growth in 2009 as compared to 2008 and (ii) the Company’s dividend reduction in 2009.”

April 2009 Awards, page 25

11. We note that on April 23, 2009 your shareholders approved the 2009 Equity Incentive Plan and that your Board of Trustees approved equity awards for your NEOs. Please provide disclosure regarding how the share award amounts shown in the Summary Compensation Table on page 30 were determined and what factors were considered in determining such share awards. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue.

Response: In response to your comment, in our proxy statement for next year’s annual meeting of our shareholders, we will add the following disclosure (with appropriate changes reflecting that the disclosure will address fiscal year 2010):

“The Compensation Committee considered a number of factors in determining to make the April 2009 awards and the later awards to Mr. Young, including:

•

The fact that equity awards constituted an integral component of the Company’s compensation philosophies described above, particularly that equity awards align the interests of the officers with those of the Company’s shareholders and that a significant portion of compensation should be based on performance;

•	the amount of target cash compensation of the officers for fiscal year 2009;

•	the effect on the Company’s operating results of cash and non-cash compensation;

•	the total potential compensation to the officers if performance measurements were achieved at maximum thresholds;

•	the long-term incentives and target and actual total direct compensation for executive officers at other publicly-traded real estate companies (as described in the 2009 report by Towers Watson); and

•	the other factors discussed above under “—Base Salary,” including the Company’s historical performance.”